Filed by Constellation Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Constellation Brands, Inc.

Commission File No. 001-08495

The following is an excerpt of an interview that was conducted on CNBC on June 30, 2022.

Transcript - Constellation Brands, Inc., President and Chief Executive Officer, on Mad Money

Jim Cramer: What in the world did Constellation Brands do wrong here? Yeah, the beer, wine and liquor company best known for Corona, Modelo, and Pacifico, reported a very good set of results this morning, and its stock tumbled more than 4%. Constellation delivered a 14 cent earnings beat, off of a $2.52 basis, higher-than-expected costs but much higher-than-expected sales. That’s due to the tremendous strength in their beer business. But here’s the rub, management merely reiterated their full-year forecast. They didn’t raise numbers. I mean, you do that if you are beating the earnings estimates. This merciless market treats it like a guide down. Perhaps more important, Constellation announced its deal with the Sands family, its largest shareholder to swap their Class B shares for regular common stock. Well, that would simplify the ownership structure, and it also increases the share count by 14%. Plus, these guys own a major stake in Canopy Growth, the cannabis business, and they are buying more at a very low price. But that caused Canopy stock to plunge more than 18 percent today. Constellation already owns a chunk of it, so that hurts too. The question is, can we just asterisk these negatives please, and focus on the very strong core business, or is that just too hard in such a difficult market? Let’s take it with Bill Newlands, the President and CEO of Constellation Brands, to get a better read on the situation. Mr. Newlands welcome back to Mad Money.

Bill Newlands: Thanks Jim, good to be here.

Jim Cramer: Alright, so Bill, I struggle here, because there isn’t a food, a beer, an alcohol, consumer packaged goods company that has your growth, and then suddenly it didn’t matter, because you bought out a family, and because people felt that costs were up just slightly. Can you please work us through why we should be more focused on the sales aspect than we should on what happened with the Sands family?

Bill Newlands: I think you should be very excited about our depletion rate for the first quarter. As you know Jim, I’m a big believer in delivering what you promise. And we delivered a very strong quarter with depletions particularly in our beer business up almost 9%. When you look at the future potential of that business, we have a lot of areas of strength. And I think it’s important to look at that against depletions. Ah, the depletions scenario is continuing to look very solid in that business, and I think investors need to be very focused on that. Admittedly, we are only one quarter in. I think it’s always dangerous to overpromise too early in the year when you are in an area of unprecedented volatility, but we are very confident and we are very comfortable with the start we had to our year.

Jim Cramer: Now, I totally agree with you, and I know your business very, very well. There were some elevation of cost, but I could argue that actually we are seeing some of those costs peak. Aluminum has come down a lot, there are people who believe that glass could be peaking. I mean it’s entirely possible that the raw costs that have spiked here could get under control let’s say some point in the second half. Am I too optimistic?

Bill Newlands: I don’t think you are. And in fact, we are heavily hedged. We are hedged significantly more than we usually are because we are trying to drive some of that volatility out of the market. And we are seeing certain commodities improving, aluminum being one of them. So, we do think that as the year goes on, we are hopeful that you are going to see a little bit more of a balancing act than sort of what we’ve been looking at for the last several months with great volatility.

Jim Cramer: Now, the fact is there is a direct-to-consumer business that you talked about that I think people weren’t ready for, that is so good that it is worth putting money into, but it seems like the street didn’t understand that you even had it going. What went on there? Because I know that business, it’s a great business DTC. The street seemed to think that it was going to cost too much.

Bill Newlands: Well, the DTC business is up 4.5 times versus what it was pre-pandemic. And we are beating the marketplace by more than 3.5 points in the quarter. So, we think this is very related to what you see in many other consumer sectors, where consumers are buying much more and having it delivered to their door. We are investing behind the capabilities both in talent and technology to make sure we are going to be a winner in that space, because we don’t think that’s going to change a lot going forward.

Jim Cramer: No, that’s space is going through the roof, frankly, and yet the street just seems to be so hidebound. Now, another thing that I will admit is hard to understand, because you know, I know Rob Sands pretty well, I know the Sands family. I didn’t quite understand, why, I thought you got them – a class two structure tends to be not advantageous – I thought you got the Sands family a good deal, but a really great deal for shareholders. People again, seem to think that that was that somehow you got ripped off by the Sands family. I don’t think that is the case.

Bill Newlands: I don’t think it is either. If you look at the deal that was struck, yes it was a 26% premium. However, that is lower than precedent transactions. And we also, with the Sands both retiring, we are saving between 15 and 20 million dollars annually in terms of salary and benefits. If you run that with our PE ratio, that’s roughly a $300 million benefit to the organization. And if you net that against what they will receive, that puts the premium in the low 20s. I think personally it’s a very good scenario, and with the governance cleanup that occurred as part of it as well, we are well positioned to be a much more traditional company going forward, and I think that’s in the interest of all shareholders.

Jim Cramer: I totally agree with you. I know our time is limited. I could talk to you for an hour about this, but, you know, I know when you have Pacifico, when you have Modelo and you have Corona, it almost makes sense not even think about anything else, but Bill you have you know you have an unbelievable tequila business. Tequila is the fastest-growing spirit in the world. Why can’t you decide, you know what, Casa Noble, we are going to make you number one, because it could be number one.

Bill Newlands: We have seen great success both with Casa Noble and Mi Campo. Our craft spirits side of the business, which was up 39% in depletions in the quarter. So, you are right, the tequila business is hot, and we are playing against it. As you know, we repackaged Casa Noble recently, and we think it’s a remarkably good step up, and we are very optimistic about what tequila, and frankly all of our craft spirits businesses are going to do going forward.

Jim Cramer: Oh good. Because, you know, I just know that when you have a gem like Casa Noble, if you have enough money to put towards that, I mean you could be a dominant player. Anyway, look Bill, we have to run. I feel terrible you did not get to speak about the cannabis, but we will do that next time. Bill Newlands, the President and CEO of Constellation Brands, thank you Bill for coming on. I appreciate it.

Bill Newlands: Thanks Jim, I appreciate you having us.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

Participants in the Solicitation

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders to be held on July 19, 2022, which was filed with the SEC on June 2, 2022 and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this communication and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this communication regarding Constellation and the reclassification transaction that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) Constellation’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and Quarterly Report on Form 10-Q for the quarter ended May 31, 2022.